Filed pursuant to Rule 424(b)(3)

Registration File No. 333-131331

PROSPECTUS SUPPLEMENT DATED JULY 14, 2006

TO PROSPECTUS DATED MAY 31, 2006

Up to 66,543 Units

Each Unit Consisting of One Series A Redeemable Convertible Preferred Share

and One Warrant to Purchase 50 Ordinary Shares

On July 14, 2006, ASAT Holdings Limited (the “Company”) reported its unaudited financial results for the fourth quarter and fiscal year 2006, ended April 30, 2006. The Company reported net revenue in the fourth quarter of fiscal 2006 of $49.3 million, an increase of 2% compared with net revenue of $48.2 million in the third quarter of fiscal 2006. For the fourth quarter of fiscal 2006, net revenue for assembly was $46.0 million and net revenue for test was $3.3 million.

Net revenues from the communications sector were 54% and 55% of net revenues for the three months ended April 30, 2006 and January 31, 2006, respectively. For the three months ended April 30, 2006 and January 31, 2006, respectively, net revenues from the industrial, automotive and other sector were 22% and 24%, respectively, of net revenues. Net revenues from the consumer sector were 11% and 8% of net revenues for the three months ended April 30, 2006 and January 31, 2006, respectively. For the three months ended April 30, 2006 and January 31, 2006, respectively, net revenues from the personal computing/computing sector were 13% and 13%, respectively, of net revenues.

The Company reported net loss in the fourth quarter of fiscal 2006 of $17.1 million, or a loss of $0.13 per American Depository Share (ADS). Fourth quarter net loss included one-time related charges of $3.9 million for the write-off of property, plant and equipment, $2.7 million in reorganization charges, and $1.0 million in relocation and facilities expenses associated with the Company’s move of its manufacturing operations to Dongguan, China.

Fourth quarter net loss compares with a third quarter net loss of $5.9 million, or a loss of $0.05 per ADS. Third quarter net loss included a $2.3 million reversal to other income for the previously accrued write-off of ASAT S.A., ASAT’s business in France that was closed as part of ASAT’s global restructuring in November 2001.

The Company also reported that for the fourth quarter of fiscal 2006, capital expenditures were $3.8 million. As of the end of the fourth quarter of fiscal 2006, the Company had cash and cash equivalents of $11.9 million.

The Company’s net revenue for fiscal 2006 was $182.1 million, compared with net revenue of $194.4 million in fiscal 2005. Net loss for fiscal 2006 was $42.4 million, or a loss of $0.32 per ADS, compared to a net loss of $60.4 million, or a loss of $0.45 per ADS, in fiscal 2005.

Please refer to the Company’s Report on Form 6-K filed July 14, 2006 for further detail on its financial results for the fourth quarter and fiscal year, ended April 30, 2006.

The Company is in the process of obtaining external financing to facilitate its required working capital needs. While the Company believes receipt of the financing is likely, there can be no assurance that it will be obtained and if such financing is not obtained for any reason, unless alternate financing is obtained, there may be questions regarding the Company’s ability to continue as a going concern.